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MadeInUSA.com Fund One Inc

A platform for American-made goods only, keeping dollars and jobs in the USA.

Marketplace

Leesburg, FL Website

Investor Interest

Investors Interested
15

Funding Interest So Far
$93,125

1-Click Reserve™

Offering Terms

Funding Goal
$25,000 - $1,000,000

Security Type
Equity

Min Investment
$25

Max Investment
$50,000

Closing Date
Aug 19, 2022 10:59 PM CDT

MadeInUSA.com LLC is considering raising capital through a Regulation Crowdfunding campaign to be conducted by Fundify Portal, LLC. We are running this "Test the Waters" campaign (branded by Fundify as a Fast Pitch Preview™) to gauge Investor interest and also determine the appropriate funding method. During this Test the Waters campaign, (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through Fundify's funding portal platform; and (3) a prospective purchaser's indication of interest is nonbinding.

Summary

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MadeInUSA.com

An E-Commerce Marketplace For American Made Products

First-to-Market U.S. Products-Only E-Commerce Marketplace:
• Will serve consumer, industrial and government buyers
• B2C platform will be integrated with social media
• Multiple revenue streams include retail sales, transaction fees, and membership fees
• Nearly 5,000 vendors lined-up prior to launch, offering a variety of products

Key Reasons to Invest:
• 60% of U.S. consumers have a strong preference to buy American made products.
• Company has identified key categories for sales in B2C, B2B and B2G segments
• B2B online market ($559 billion) is double the size of the B2C online market ($255 billion)
• E-commerce marketplaces provide an efficient vehicle for both large and small sellers to gain exposure to the online and increasingly mobile consumer
• Continued strong growth in e-commerce affords the entry of new players

Problem

American Consumers Want to Support American Businesses



THE PROBLEM

FINDING A Trusted Source For Made In USA Products

Misleading and deceptive marketing of products Made In USA is on the rise due to the demand for American Made products. Researching products is a timely and painstaking tasks that often yield little results.



• Products received may/or not be as advertised.
• No clear determination of the product source

With the rise of e-commerce marketplaces across the world, it is becoming increasingly difficult to find American made goods online. For many, it can be difficult to sift through products that are created internationally. Americans want to support other American businesses, without having to conduct hours of research to purchase just one product.

Solution

Creating THE BEST OPPORTUNITY TO BUY AMERICAN MADE ONLINE.

Building the Largest Online Marketplace of USA Made Products and keeping our country's dollars in America.

Our Mission

Create the first and only dedicated U.S. e-commerce platform. Making it quick, simple, and easy to buy Made in USA products

Core Values

Reconnecting the U.S. manufacturer to the U.S. consumer. Creating American jobs thru the demand for U.S.A.-branded products.

Consumers Want to Locate & Purchase Products Made In USA

Consumers	228 million eCommerce users in 2020	20% eCommerce penetration	63% research on the internet before a purchase
Market	US $792bn Net sales in U.S. eCommerce in 2020	9% CAGR U.S. net sales 2019-2024	Fashion Biggest category based on U.S. net sales
Stores	Top 5 U.S. online stores by net sales		34% Market share of the top 5 stores in total U.S. eCommerce



77% of the U.S. population shops online

Product

Easily Locate & Purchase PRODUCTS Made In USA

E-COMMERCE MARKETPLACE PLATFORM FOR AMERICAN MADE PRODUCT


E-commerce marketplace featuring America's largest collection of U.S. made products.
Enables businesses and consumers to easily locate and purchase U.S. made products.
Be American Buy American
Made in USA
SHOWCASE EXAMPLE.
DEVICE MOCKUP
Will serve consumers, businesses and government buyers.
Diversified B2C and B2B sales exposure.
Reconnecting the U.S. manufacturer to the U.S. consumer.

Business Model


Revenue Streams
As the first and only e-commerce marketplace for U.S. made consumer and industrial goods, MadeInUSA.COM website will generate revenue from several streams
Membership Fee
• Vendors and manufacturers will pay a monthly subscription to place products on MIU website
• Three membership levels: silver, gold, and platinum
Gross Product Sales
• MIU will collect 15% of gross product sales
Payment Processing Fee
• MIU will collect a 3.5% credit processing fee on each order, collecting 50% of the total processing fee in revenue
Vendor Referral
• Orders received by vendors and manufacturers referred to from MadeInUSA.com will pay a referral fee per order
Sales Taxes
• MIU will collect sales taxes on each order (based on the state of order origination's sales tax rate)
MADE IN USA

Market

AMERICANS Prefer "Made In USA"

SUMMARY

Since China's entry to the World Trade Organization in 2001, millions of manufacturing jobs have left U.S. soil for cheaper labor prospects in Asia. But with rising labor costs and a long list of challenges facing companies overseas, 2 to 3 million manufacturing jobs are expected to return to the U.S. the near future. While this trend is still in its early stages, 10% to 30% of production in China could move back to the U.S. by the end of the decade. This move would represent an increase of $20-$50 billion in GDP output. Additionally, the higher value that consumers at home and aboard put on American goods could be a pushing point to bring both old and new manufacturing to the U.S. (BCG 2012).



8 in 10 American consumers say they would rather buy an American-made product than an imported one, according to a Consumer Reports survey.

CR Consumer Reports   Source: July 2015 issue of *Consumer Reports* magazine.

Since Covid-19

The American people aren't buying what China is selling — or at least, they don't want to. That's the finding of a telling new poll. According to FTI Consulting, 40% of Americans are no

longer interested in buying products that are stamped with "Made in China." Nearly 80% are now willing to pay higher prices to companies that close their Chinese factories.
https://www.usatoday.com/story/opinion/2020/06/07/americans willing pay goods made in america so tell them columns/3144467001/


Do you prefer products that are MADE in the USA?
14.50%
No
69.42%
YES
NOT SURE
16.53%


How much more would you pay?
50.51%
32.83%
10.10%
2.78%
3.79%
10%
20%
25%
30%
50%

The Reshoring Institute recently surveyed nearly 500 Americans across the country and asked if they prefer to buy products that are labeled "Made in USA." Would they be willing to pay more for these items? Nearly 70% of the respondents indicated that they prefer American-made products. Slightly more than 83% responded that they would pay up to 20% more for products made domestically. Respondents to the survey were both consumers and industrial buyers.
https://www.prnewswire.com/news-releases/survey-says-americans-prefer-made-in-usa-301163756.html

Projected Digital Buyers Penetration in the U.S.

The percentage of internet users that are digital buyers in the U.S. is projected to increase through 2024. This timeline displays the projected share of digital buyers in the United States from 2021 to 2024. In 2020, COVID-19 boosted penetration to 27.6%, but penetration will flatten out as restrictions loosen. This share is expected to grow to 21.8 percent in 2024.


22.00%
21.50%
21.00%
20.50%
20.00%
19.50%
19.00%
18.50%
18.00%
19.50%
20.40%
21.10%
21.80%
2021
2022
2023
2024

https://www.emarketer.com/chart/242908/retail-ecommerce-sales-worldwide-2019-2024-trillions-change-of-total-retail-sales

U.S. ECOMMERCE VS. TOTAL RETAIL* SALES

In $billions, 2018-2020